Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratio)

Six Months Ended June 30, 2004

Earnings from Continuing Operations	$1,397
Add (deduct):
Taxes on earnings from continuing operations	507
Capitalized interest cost, net of amortization	3
Minority interest	5

Earnings from Continuing Operations as adjusted	$1,912

Fixed Charges:
Interest on long-term and short-term debt	93
Capitalized interest cost	5
Rental expense representative of an interest factor	29

Total Fixed Charges	127

Total adjusted earnings available for payment of fixed charges	$2,039

Ratio of earnings to fixed charges	16.1

NOTE:  For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.